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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48617

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____1/01/04____ AND ENDING____12/31/04____

        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

 Spring Street Partners, LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

515 Madison Avenue

           (No. and Street)

New York   **NY**   **10022**

  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

 Gary R. Purwin   **(212) 832-1110**

                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William H. Ahrens

      (Name – *if individual, state last, first, middle name*)

200 E 66th Street   **New York**   **NY**   **10021**

 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

(stamp: SEC MAIL PROCESSING RECEIVED FEB 2 2 2005 WASH. D.C. 152 SECTION)

(stamp: PROCESSED MAR 1 1 2005 THOMSON FINANCIAL)

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gary R. Purwin _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Spring Street Partners, LP _____ , as

of December 31 _____, 20 04 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires Nov. 19, 2005

Signature

Financial Operations Officer
Title

Veronica D. de S.S.
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPRING STREET PARTNERS, L.P.
Index
December 31, 2004

William H. Ahrens
Certified Public Accountant

CPA in CT and NY

200 East 66th Street
New York, NY 10021

Independent Auditor's Report

To the Partners of
Spring Street Partners, L.P.

I have audited the accompanying statement of financial condition of SPRING STREET PARTNERS, L.P. (the "Partnership") as of December 31, 2004, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's General Partner. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPRING STREET PARTNERS, L.P. as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented by the Partnership for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William H. Ahrens

William H. Ahrens, CPA
New York, NY
February 16, 2005

SPRING STREET PARTNERS, L.P.

Statement of Financial Condition
December 31, 2004

ASSETS

Receivable from clearing broker	$ 360,534,192
Securities owned, at market value	6,880,021
Receivable from an affiliated entity	270,128
Interest and dividends receivable	75,111
Total assets	$ 367,759,452

LIABILITIES and PARTNERS' CAPITAL

Liabilities

Accounts payable, related party	$ 50,000
Reverse conversion securities, at market value	354,590,741
Dividends payable	1,925,928
Total liabilities	356,566,669
Partners' capital	11,192,783
Total liabilities and partners' capital	$ 367,759,452

The accompanying notes are an integral part of these financial statements.

2

SPRING STREET PARTNERS, L.P.

Statement of Operations
For the year ended December 31, 2004

Revenues

Net realized and unrealized gain (loss) on:		
Securities transactions	$	179,531
Foreign currencies		146,824
Conversion gains		513,714
Interest		184,288
Dividends		32,921
Total revenues		1,057,278

Expenses

Interest expense		31,206
Professional fees and other		111,167
Total expenses		142,373
Net income	$	914,905

The accompanying notes are an integral part of these financial statements.

SPRING STREET PARTNERS, L.P.

Statement of Changes in Partners' Capital
For the year ended December 31, 2004

	General Partner	Limited Partners	Total
Partners' capital, January 1, 2004	$ −	$ 7,578,318	$ 7,578,318
Contributions	−	3,582,173	3,582,173
Withdrawals	−	(882,613)	(882,613)
Net income	−	914,905	914,905
Partners' capital, December 31, 2004	$ −	$ 11,192,783	$ 11,192,783

SPRING STREET PARTNERS, L.P.

Statement of Cash Flows

For the year ended December 31, 2004

Cash flows from operating activities:

Net income .... $ 914,905

(Increase) decrease in operating assets:

Receivable from clearing broker	$ (195,602,166)	
Securities owned	(1,222,081)	
Receivable from an affiliated entity	(270,128)	
Interest and dividends receivable	69,664	(197,024,711)

(Decrease) increase in operating liabilities:

Accounts payable, related party	44,428	
Accounts payable, limited partner	(24,000)	
Reverse conversion securities	192,862,355	
Dividends payable	527,463	193,410,246

Net cash used in operating activities .... (2,699,560)

Cash flows from financing activities:

Capital contributions	3,582,173	
Capital withdrawals	(882,613)	
Net cash provided by financing activities		2,699,560

Net change in cash .... -0-

Cash, beginning of year .... -0-

Cash, end of year .... $ -0-

Supplemental disclosure of cash flow information
Cash paid during the year for interest .... $ 31,206

The accompanying notes are an integral part of these financial statements. 5

Notes to Financial Statements

NOTE 1:   ORGANIZATION

Spring Street Partners, L.P. (the "Partnership"), an Illinois limited partnership, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Partnership specializes in hedged investment strategies, such as reverse conversion transactions, merger arbitrage, options, futures and warrant arbitrage, convertible bond arbitrage, and stock index arbitrage, although the Partnership will also participate in other investment strategies. Spring Street Partners, Inc. (the "General Partner"), an Illinois corporation, serves as the General Partner of the Partnership. The Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES

a.   Accounting Developments

Effective January 1, 2001, the Partnership adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," and FASB No. 138, "Accounting for Certain Derivatives Instruments and Certain Hedging Activities – and Amendment of FASB No. 133," (collectively known as "FAS 133"). FAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. The implementation of FAS 133 does not have a material impact on these financial statements.

b.   Securities Transactions

Purchases and sales of securities owned, pledged to clearing broker and securities sold, not yet purchased and the related revenues and expenses are recorded on a trade-date basis. Substantially, all securities transactions are executed, cleared through, and held in custody by one broker. This broker is a member of major securities exchanges. The Partnership is subject to credit risk to the extent that this broker may be unable to fulfill its obligations either to return the Partnership's securities or repay amounts owed to the Partnership for unsettled securities transactions or amounts maintained on deposit.

Net gain (loss) on reverse conversion transactions, which includes realized and unrealized gains and losses on the underlying securities and option components of such transactions, are determined on a trade date basis with the counterparty and recognized over the term of the transaction.

c. **Valuation**

Securities listed on a national securities exchange are valued at their last sales price. Securities that are not listed are valued at their last closing "bid" price if held "long" by the Partnership and last closing "asked" price if sold "short" by the Partnership. Options listed on a national securities exchange are valued at their last closing "bid" price if held "long" by the Partnership and last closing "asked" price if sold "short" by the Partnership. Financial instruments whose market quotations are not readily available are valued at fair value as determined by the General Partner, after consideration of factors considered relevant, including quotations provided by market makers.

Amounts held in foreign denominations are converted into US dollars based on current exchange rates.

Reverse conversion securities transactions are carried at fair value, which is estimated using market quotations for securities sold, but not yet purchased, intrinsic value, which approximates fair market value for the embedded unlisted options and fair market value for swaps.

Financial instruments are either carried at market or fair value, or at amounts that approximate fair value.

d. **Interest and Dividends**

Interest income is recognized on the accrual basis. Dividend income and dividends on securities sold, but not yet purchased, are recognized on the ex-dividend date.

e. **Taxes**

No provision for federal, state and local income taxes has been made, as partners are individually responsible for taxes on their proportionate share of taxable income.

f. **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Financial Statements (continued)

NOTE 3: FINANCIAL INSTRUMENTS

In the normal course of business, the Partnership trades various financial instruments and enters into various financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the related amounts recorded. These financial instruments include securities sold, but not yet purchased, and written option contracts.

The Partnership currently invests in a mid-term bond issued by the Commonwealth of Australia as well as several foreign currencies. The Partnership is subject to foreign currency fluctuation risk for the net foreign currency investment at any time. Its net investment in foreign currencies as of December 31, 2004, and related gains is as follows:

	Fair Value	Exchange Rate Gains
Australian Dollar	1,251,365	72,287
New Zealand Dollars	380,847	13,093
Euro Dollars	1,620,675	115,631
	3,252,887	201,011

Securities sold, but not yet purchased, represent obligations of the Partnership to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statements.

Financial futures contracts are traded on national exchanges. They provide for the delayed delivery of securities or money-market instruments for which the counterparty agrees to make or take delivery at a specified future date for a specified future price or yield. These contracts contain off-balance-sheet market risk since the value of the contracts is directly influenced by changes in market prices of underlying instruments. Their fair value of futures contracts open at December 31, 2004 was a liability of $47,950.

Exchange traded options allow the holder of the option to buy or sell specified securities at the holder's option. As a writer of exchange listed options, the Partnership receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities underlying the option. Accordingly, these transactions result in off-balance-sheet risk as the Partnership may be committed to purchase or sell securities at a future date at prevailing market prices. There were no options open at December 31, 2004.

8

Notes to Financial Statements (continued)

The Partnership engages in reverse conversion transactions, which is a form of arbitrage in which the sale of stock is hedged with the purchase of an unlisted call option and the sale of an unlisted put option, each generally with identical strike prices and expiration dates, which creates the equivalent of an offsetting securities position. The Partnership is subject to market risk to the extent of unfavorable changes in the dividends on the underlying securities sold, but not yet purchased. Additionally, certain cash flows related to these transactions are subject to a swap agreement versus certain fixed payments.

The Partnership attempts to minimize its exposure to market and credit risk through the use of various strategies and credit monitoring techniques. For reverse conversion transactions, market and credit risk is minimized by entering into such transactions only with securities with a history of consistent dividends and with the clearing broker as the sole counterparty.

NOTE 4: PARTNERSHIP TERMS

Under the terms of the limited partnership agreement, net profits and losses are allocated among the partners in accordance with the partnership agreement.

A company wholly owned by the sole shareholder of the General Partner provides administrative and support services. During the year ended December 31, 2004, $50,000 was charged and owing for these services.

NOTE 5: NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Partnership is subject to the SEC's net capital rule. The Partnership computes its net capital under the aggregate indebtedness method, which requires the maintenance of minimum net capital equal to $100,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2004, the Partnership had net capital of $6,229,856, which exceeded its minimum net capital requirement of $131,728 by $6,098,128, and its ratio of aggregate indebtedness to net capital was .32 to 1.

NOTE 6: RESERVE AND POSSESSION OR CONTROL REQUIREMENTS

The Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

SPRING STREET PARTNERS, L.P.

Notes to Financial Statements (continued)

NOTE 7:   SUBSEQUENT EVENT

For the month ending January 31, 2005, withdrawals made were $3,515.

SPRING STREET PARTNERS, L.P.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

Net capital

Total partners' capital	$ 11,192,783
Less: Commodities charges	(141,750)
Other deductions	(15,000)
Non allowable assets	(270,128)
Net capital before haircuts on securities positions	10,765,905

Less: Haircuts on securities positions

Debt securities	(97,394)
Undue concentrations	(2,055)
Reverse conversion securities	(3,557,901)
Equity securities	(455,156)
Foreign denominations	(423,543)
Net capital	6,229,856
Less, Minimum net capital requirement	(131,728)
Excess net capital	$ 6,098,128

Aggregate indebtedness

Accounts payable, related party	50,000
Dividends payable	1,925,928
	$ 1,975,928

Ratio of aggregate indebtedness to net capital	.32:1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Partnership for inclusion in its unaudited Part IIA FOCUS Report as of December 31, 2004.

William H. Ahrens
Certified Public Accountant

CPA in CT and NY

200 East 66th Street
New York, NY 10021

Independent Auditor's Report

To the Partners of
Spring Street Partners, L.P.

In planning and performing my audit of the financial statements of SPRING STREET PARTNERS, L.P. (the "Partnership") for the year ended December 31, 2004, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recording differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William H. Ahrens, CPA
New York, NY
February 16, 2005